Rec'd 2/27/02 CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003758

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3-5-02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECD S.E.C.
FEB 27 2002
516

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rochdale Securities Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew M. Miranda — 212-588-3420 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg,Mole, Krantz& Goldfarb, LLP
(Name — *if individual, state last, first, middle name*)

17 West John Street	Hicksville	NY	11801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02

OATH OR AFFIRMATION

I, Andrew M. Miranda, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c

Rochdale Securities Corporation, as c

December 31, 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

KAREN L. OLSEN
Notary Public, State of New York
No. 01OL5071340
Qualified in Richmond County
Commission Expires January 6, 2003

Notary Public

Signature

V.P. Finance & Operations

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 a Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previou

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCHDALE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Alvin L. Chumsky, CPA
Paul K. Chumsky, CPA
Paul J. Gans, CPA
Philip B. Goldfarb, CPA

Richard A. Molé, CPA
Joseph P. Monahan, CPA
Stanley Tankell, CPA
Fred C. Weisberg, CPA

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholder of
Rochdale Securities Corporation

We have audited the accompanying statement of financial condition of Rochdale Securities Corporation (the "Company") as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Rochdale Securities Corporation at December 31, 2001, in conformity with generally accepted accounting principles.

Weisberg, Molé, Krantz & Goldfarb, LLP

Hicksville, New York
February 15, 2002

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
One Parker Plaza, Fort Lee, New Jersey 07024 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ROCHDALE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 1,849
Securities owned, at market value - note 1	12,327,402
Receivables from clients and brokers or dealers - note 7	2,724,297
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $485,362 - notes 1 and 2	609,565
Other assets - note 10	712,646
Total assets	$ 16,375,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses - note 7	$ 8,731,607
Income taxes payable - notes 1 and 6	18,113
Total liabilities	$ 8,749,720
Commitments and contingencies - note 5	
Stockholder's equity:	
Common stock ($1 par value, 3,000 shares authorized, 1,000 shares issued and outstanding)	$ 1,000
Additional paid-in capital	4,519,129
Retained earnings	3,105,910
Total stockholder's equity	$ 7,626,039
Total liabilities and stockholder's equity	$ 16,375,759

The accompanying notes are an integral part of this financial statement.

ROCHDALE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Rochdale Securities Corporation (the "Company") is a registered broker dealer and a member of the New York Stock Exchange ("NYSE"). The Company is a wholly owned subsidiary of Rochdale Corporation ("RC"). The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Marketable Securities

Marketable securities are valued at market value with resultant gains and losses reflected in net income for the year. At December 31, 2001, the investment portfolio valued at $12,327,402 consisted substantially of uninsured money market instruments which maintain a constant principal balance and, accordingly, the cost basis is the same as market value.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are stated at cost. Depreciation is provided on the straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company has elected to be treated as a Qualified Subchapter S Subsidiary ("QSSS") for Federal and state purposes and, as a result, will generally not be subject to corporate income taxes. Rather, as a QSSS, taxable items of income and deductible expenses are reflected on the tax return of its parent company which has elected to be treated as an S corporation. The parent company's shareholders are taxed on their proportionate share of the corporation's income. However, New York City does not recognize S corporation status and, accordingly, local corporation income taxes continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

Credit and Off-Balance-Sheet Risk

The Company receives its income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. Additionally, at December 31, 2001, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

ROCHDALE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE 2 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

At December 31, 2001, furniture, equipment and improvements are summarized as follows:

	Cost	Accumulated Depreciation	Net
Equipment and Furniture	$ 262,198	$ 159,392	$ 102,806
Improvements	652,729	271,970	380,759
Other	180,000	54,000	126,000
Total	$ 1,094,927	$ 485,362	$ 609,565

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $4,253,091 which was $3,670,360 in excess of its required net capital of $581,731. The Company's capital ratio was 2.06 to 1.

NOTE 4 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and effectuates financial transactions with its customers through accounts designated as "Special Account for the Exclusive Benefit of Customers" and, therefore, the Company has claimed exemption from these regulations under rule 15c3-3(k) (2) (I). The Company is in compliance with the exemptive provisions of the rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

ROCHDALE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company executed a 10-year lease for office space expiring May 31, 2008. Under the terms of the lease, annual rent calculated on a straight-line basis including the rent abatement period approximates $1,200,000. A significant portion of this space is occupied by affiliated companies and, accordingly, the Company allocates a portion of this annual rental to such affiliates. The Company's allocated portion of the annual rent expense amounts to approximately $400,000. Future annual rent, net of allocations to affiliates, through the expiration of the lease agreement is as follows:

Year Ended December 31, 2002	$ 398,000
Year Ended December 31, 2003	400,000
Year Ended December 31, 2004	402,000
Year Ended December 31, 2005	402,000
Year Ended December 31, 2006	404,000
Thereafter	574,000
Total	$ 2,580,000

The Company entered into employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

NOTE 6 - INCOME TAXES

As previously discussed, the Company and its parent company have elected to be treated as S corporations and, as a result, will generally not be subject to Federal and state corporate income taxes. However, the Company is subject to certain state alternative taxes which are generally calculated at substantially reduced rates. Additionally, New York City does not recognize S corporation status and, accordingly, the Company continues to be subject to these local taxes.

NOTE 7 - CREDITS FOR SERVICES PROVIDED TO CLIENTS

Employee benefit trusts of corporate plan sponsors and institutional money managers constitute two principal groups of the Company's clients. The Company has agreements with a majority of these clients obligating the Company to expend a portion of the commissions earned from such clients for research and other expenses incurred by the clients. Such expenditures are made at the sole discretion of the clients. Included in receivables from clients at December 31, 2001, are amounts expended in advance of client credits earned on future commissions. Included in accrued expenses at December 31, 2001, are unexpended amounts which shall be paid out to the clients or to other parties at the direction of the clients within a reasonable period of time after the end of the fiscal year in which the related commissions were earned.

NOTE 8 - RELATED PARTIES

The Company provides certain general and administrative services to affiliated companies. These services were provided in the normal course of business and were recorded as a decrease to the specific expenses in the period provided. At December 31, 2001 payables to affiliates amounted to $59,555 and receivables from affiliates amounted to $24,951.

NOTE 9 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six-year period.

NOTE 10 - OTHER ASSETS

Included in other assets is a rent security deposit of $601,378 related to the 10-year lease for office space.

2(a)
Attestation of Availability
of Annual Financial Statement

I, Lane S. Bucklan, and I, Andrew M. Miranda affirm the accompanying financial statements and reports of Rochdale Securities Corporation have been or will be made available to all members or allied members of Rochdale Securities Corporation.



Lane S. Bucklan
Chief Compliance Officer



Andrew M. Miranda
V.P.- Operations & Finance